Price Asset Management, Inc.

April 5, 2006

VIA FACSIMILE ONLY

(202) 772-9210

Michael McTiernan, Esq., Special Counsel

Jeffrey Shady, Esq.

United States Securities and Exchange Commission

Division of Corporation Finance

Three Lafayette Centre

450 Fifth Street, NW

Washington, DC 20549

Re:	The Price Fund I, L.P., Post-Effective
Amendment No. 7 to Registration Statement
on Form S-1 Filed April 5, 2006;
SEC Registration No. 333-74176

Dear Mr. McTiernan and Mr. Shady:

In accordance with Rules 460 and 461 of the Securities and Exchange Commission (“Commission”), this letter will serve as our request for acceleration of effectiveness of the above - captioned Registration Statement for Friday, April 7, 2006.

Please note that three (3) courtesy copies of the above – captioned (blacklined) Amendment that was filed with the Commission through the EDGAR system on April 5, 2006 were sent to the Commission today via overnight courier service by our counsel, Henderson & Lyman.

In furtherance of our request, the issuer acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the issuer from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

Mr. McTiernan & Mr. Shady

April 5, 2006

•	the issuer may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact either us or our counsel should you have any questions or require additional information. I would like to express my gratitude to the Commission and its staff for your efforts during the review process for this Registration Statement.

Sincerely,

/s/ Scott R. Baldwin
Scott R. Baldwin

Enclosure